        As filed with the Securities and Exchange Commission on June 10, 2004

FILE NO. 70-10201

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 2

TO

FORM U-1

DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

_________________

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, Pennsylvania 15601

_________________

        The Commission is requested to send copies of all notices, orders and communications in connection with this Declaration to:

David B. Hertzog General Counsel Allegheny Energy, Inc 800 Cabin Hill Drive Greensburg, PA 15601	Clifford M. Naeve William C. Weeden Paul Silverman Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005
Anthony Wilson Senior Attorney 10435 Downsville Pike Hagerstown, MD 21740

        Allegheny Energy, Inc. hereby amends and restates in its entirety its Declaration on Form U-1 filed with the Commission in File No. 70-10201 on February 13, 2004, as amended on March 5, 2004.

Item 1.       Description of Proposed Transaction

        Allegheny Energy, Inc. (“Allegheny”), a Maryland corporation and a registered holding company, files this Declaration pursuant to Sections 6(a) and 12(e) of the Public Utility Holding Company Act of 1935, as amended (the “Act”), and Rules 62 and 65 under the Act, requesting authority: (1) to require simple majority voting on all matters to be submitted for stockholder approval, and specifically: (a) to amend its bylaws or Charter to opt out of the Maryland Control Share Acquisition Act and (b) to eliminate the application of provisions of the Maryland Business Combination Act to the extent these provisions require supermajority approval of certain business combinations; (2) to amend its Charter to declassify the Board of Directors (items (1) and (2) are referred to below as the “Proposed Amendments”); and (3) to solicit proxies to implement the Proposed Amendments, as well as to solicit proxies in connection with a stockholder proposal to make the adoption or extension of any stockholder rights agreement (poison pill) subject to a stockholder vote.1

        The Securities and Exchange Commission (the “Commission”) issued a public notice of this Declaration and an order authorizing proxy solicitations for the Proposed Amendments on March 12, 2004, thereby enabling Allegheny to solicit proxies in advance of its annual meeting of stockholders, which took place on May 13, 2004. Each of the Proposed Amendments was approved at the annual meeting.2 Allegheny therefore requests that the Commission issue an order authorizing the Proposed Amendments as soon as practicable so that Allegheny can implement each proposal.

      A. Introduction

        The Proposed Amendments cover a number of matters related to stockholder rights that have been proposed by Allegheny’s management or stockholders, each of which was approved at Allegheny’s annual meeting of stockholders held on May 13, 2004. The Proposed Amendments are described seriatim in detail below.

      1.       Simple Majority Vote Requirement

        An Allegheny stockholder proposed to submit for stockholder approval a proposal that would require simple majority approval for all matters submitted for stockholder approval. Now that this proposal has been approved, Allegheny will take the following specific actions.

         a. Exemption from Control Share Act

        The Board proposes to opt out of the Maryland Control Share Acquisition Act (the “Control Share Act”), which would remove a super-majority stockholder vote requirement for the approval of control share voting rights.

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1         Allegheny filed an application with the Commission to redeem the rights under its existing stockholder rights agreement on October 14, 2003 in Commission File No. 70-10178.

2          Consistent with a management proposal contained in the proxy solicitation, Allegheny also requested authority in this proceeding to amend its charter to eliminate the requirement of cumulative voting in the election of directors, as well as to institute simple majority voting for the removal of directors. The proposed elimination of cumulative voting in the election of directors did not receive stockholder approval. As a result, Allegheny remains subject to the provision of Maryland law providing that, if less than the entire Board is to be removed, a director may not be removed without cause if the votes cast against the director’s removal would be sufficient to elect the director if then cumulatively voted in an election of the entire Board (or, if there is more than one class of directors, the class thereof to which the director belongs). Allegheny therefore no longer requests authorization regarding the elimination of cumulative voting in the election of directors or simple majority voting in the removal of directors.

        The Control Share Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within certain statutorily-defined ranges (one-tenth but less than one-third, one-third but less than a majority, and more than a majority of the voting power). The Control Share Act also does not apply to the voting rights of shares of stock if the acquisition of those shares has been approved or exempted by the charter or bylaws of the corporation or to shares acquired in a merger, consolidation, or share exchange in which the corporation is a party. Allegheny’s Charter and bylaws do not currently contain any approval or exemption from these provisions of Maryland law.

        At the 2003 Annual Meeting of Stockholders, a majority of stockholders voted in favor of eliminating super-majority voting requirements. In light of the level of stockholder support for this change, the Board’s Nominating and Governance Committee reviewed the matter in January 2004 and recommended that the Board take action consistent with Maryland law to effect this change.

        Under Maryland law, opting out of the Control Share Act requires an amendment to either Allegheny’s Charter or its bylaws. Because the proposal to require majority voting on all matters submitted for a stockholder vote was approved by the stockholders, if Commission authorization is obtained under the Act, the Board intends to amend the bylaws or the Charter to exempt Allegheny from the Control Share Act as discussed above. If the Board takes the action described above, the Board will take all actions necessary under Maryland law to require stockholder approval to opt back into the requirements of the Maryland Control Share Act.

         b. Exemption from Business Combination Voting Requirements

        The Board of Directors proposed to eliminate the application of certain provisions of the Maryland Business Combination Act to the extent these provisions require the concurrence of a greater proportion of votes than the affirmative vote of a majority of the votes entitled to be cast to approve certain business combinations.

        Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

         • any person who beneficially owns ten percent or more of the voting power of the corporation's shares; or

         •  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

        A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

        After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

         •   eighty percent of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

         •    two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

        These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

        The statute provides for various exemptions from the application of its provisions, including for business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. The Board has not granted such any such exemptions. Since the proposal to require simple majority voting on all matters submitted for a stockholder vote has been approved by the stockholders, the Board will take action consistent with Maryland law, once Commission authorization is obtained under the Act, to remove the requirement of the two super-majority votes discussed above and instead provide that such business combinations may be approved by a majority of the votes entitled to be cast on the matter. Once the Board takes the action described above, the Board also will take all action necessary under Maryland law to require stockholder approval to opt back into the super-majority voting provisions of the Maryland Business Combination Act.

      2.       Declassification of the Board

        An Allegheny stockholder proposed that each Allegheny director be elected annually, which would have the effect of declassifying the Board, to be effective as of the 2005 Annual Meeting of Stockholders. In July 1999, the Board made an election under Maryland law to subject Allegheny to provisions of the Maryland General Corporation Law that provide for a classified board. Pursuant to these provisions, the Board is currently divided into three classes of directors, with each class serving a three-year term and one class being elected each year.

        A majority of stockholders voted in favor of eliminating the classified board system at the 2001, 2002 and 2003 Annual Meetings of Stockholders. In light of the level of stockholder support for this change, the Nominating and Governance Committee of the Board reviewed this matter in January 2004 and recommended to the Board that the classified board system be eliminated. The Board agreed with the recommendation of the Nominating and Governance Committee.

        If the Commission authorizes this proposal under the Act, the Board intends to take all action required under Maryland law to declassify the Board and to take all further action necessary to implement the change so that the election of directors will be annualized beginning at the 2005 Annual Meeting of Stockholders. The directors who are not up for election at that meeting will resign, and each director will stand for election in 2005 to serve until the 2006 Annual Meeting of Stockholders. Once the Board takes the action described above, the Board also will take all action necessary under Maryland law to require stockholder approval to opt back into the provisions of Maryland law to classify the Board.

      B.       Proxy Solicitation in Connection with Stockholder Rights Agreement

        Allegheny’s proxy statement contained a stockholder proposal regarding stockholder input on stockholder rights agreements. The proposal, which was adopted by stockholders at Allegheny’s annual meeting on May 13, 2004, requires Allegheny to submit the adoption or extension of any stockholder rights agreement for a stockholder vote.3 The Commission’s March 12, 2004 order in this proceeding authorized Allegheny to solicit proxies for its 2004 annual meeting in connection with the proposal to require stockholder input on stockholder rights agreements.

Item 2. Fees, Commissions and Expenses

        The fees, commissions and expenses incurred or to be incurred in connection with this Declaration will not exceed $10,000.

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3         Allegheny filed an application to redeem the rights under its existing stockholder rights agreement on October 14, 2003 in File No. 70-10178.

Item 3. Applicable Statutory Provisions

        Section 6(a) and 12(e) of the 1935 Act and Rules 54, 62 and 65 under the Act are applicable to this Declaration. To the extent that the Proposed Amendments or the solicitation of proxies in connection with them, or in connection with the stockholder rights agreement matters described in this Declaration, are considered by the Commission to require authorization, exemption or approval under any section of the Act or rules other than those set forth above, Allegheny requests such authorization, exemption or approval. To the extent that the Commission determines that the solicitation of proxies in connection with any other proposal contained in Allegheny’s proxy statement requires Commission approval under the Act or the Commission’s rules under the Act, Allegheny requests that the Commission’s order include such authorization. As noted above, the Commission issued an order authorizing the requested solicitation of proxies on May 12, 2004.

      Rule 54 Analysis

        Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator (“EWG”) or a foreign utility holding company (“FUCO”), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

        Allegheny does not satisfy the requirements of Rule 53(a)(1). In prior orders, the Commission has authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). Holding Co. Act Release No. 27486 (Dec. 31, 2001) (“Financing Order”). As of December 31, 2003, Allegheny’s “aggregate investment,” as defined in Rule 53(a)(l), was approximately $234 million. These investments by Allegheny were made in compliance with the Financing Order.

        Allegheny is no longer in compliance with the financing conditions set forth in the Financing Order. In a subsequent order, however, the Commission authorized Allegheny to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny’s investment therein or in connection with the qualification of an existing project as an EWG, as long as certain revised financing conditions were met, including a requirement that Allegheny maintain a common equity ratio of at least 28 percent. Holding Co. Act Release No. 27652 (Feb. 21, 2003). As of December 31, 2003, Allegheny’s common equity ratio is below 28 percent. As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.

        Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

        None of the circumstances described in 53(b)(1) have occurred.

        The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

        Allegheny respectfully submits that the requirements of Rule 53(c) are met. Through this Declaration, Allegheny requests Commission approval of the Proposed Amendments and the solicitation of proxies in connection with them and the proposal concerning the stockholder rights agreement. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny and its public utility company subsidiaries (the “Operating Companies”).

        Moreover, the Operating Companies and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained at not less than 30 percent.4 Furthermore, the common equity ratios of the Operating Companies will not be effected by the Proposed Amendments. In addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.

Item 4. Regulatory Approvals

        No state or federal regulatory agency, other than the Commission, has jurisdiction over the matters discussed in this Declaration.

Item 5. Procedure

        The Commission issued and published a notice of the filing of this Declaration on March 12, 2004, and concurrently with that notice entered an order authorizing the solicitation of proxies as described in this Declaration. Allegheny requests that the Commission issue an order authorizing the Proposed Amendments as soon as practicable so that Allegheny can implement each proposal.

        Allegheny hereby (i) waives a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission’s decision, and (iv) waives a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

B-1                Preliminary Proxy Materials (incorporated by reference to Allegheny's Preliminary
                      Schedule 14A; File No. 001-00267, filed on April 8, 2004)

B-2                Definitive Proxy Materials (incorporated by reference to Allegheny's Definitive Schedule
                      14A; File No. 001-00267, filed on March 18, 2004)

F                  Opinion of Counsel (attached hereto)

H                  Proposed form of notice and order permitting proxy solicitation (previously filed)

Item 7. Information as to Environmental Effects

    (a)        The issuance of an order by the Commission with respect to the Proposed Amendments and the solicitation of proxies in connection with them will not constitute a major federal action significantly affecting the quality of the human environment.

    (b)        No other federal agency has prepared or is preparing an environmental impact statement with regard to the Proposed Amendments and the solicitation of proxies in connection with them or the proposal concerning the stockholder rights agreement.

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4         The common equity ratios of the Operating Companies as of December 31, 2003 are as follows: West Penn Power Company: 50.9 percent; The Potomac Edison Company: 49.4 percent; and Monongahela Power Company: 37.8 percent.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 9, 2004
Allegheny Energy, Inc. By: /S/DAVID B. HERTRZOG David B. Hertzog Vice President and General Counsel